MPC-300-IV: Week 39 Results in Biological Refractory Rheumatoid Arthritis February 2017 Exhibit 99.3

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Leader in Disruptive Cellular Technology Platform Proven Capability for Commercial Translation Advanced Pipeline of Cellular Medicines Extensive patent portfolio Highly potent immuno-selected mesenchymal lineage precursors and progeny Deep expertise in cellular pathways and mechanisms Scalable industrialized manufacturing “Off the shelf” product capabilities to target large markets Proven understanding of regulatory and reimbursement landscape TEMCELL® HS. Inj. (aGVHD), approved in Japan1 Three Tier 1 product candidates in Phase 3, one in Phase 2 Focused on serious and life-threatening diseases with commensurate pricing Evidenced-based clinical data in place supporting efficacy across multiple indications Multiple upcoming clinical milestones & corporate development * Mesenchymal lineage adult stem cells (MLCs) including mesenchymal precursor cells (MPCs) and culture-expanded mesenchymal stem cells (MSCs). 1. Commercialization rights to Japan were out-licensed to JCR Pharmaceuticals. Compelling Investment Proposition: Building a Leading Franchise of Cellular Medicines |

MPC-300-IV:

Biologic Refractory Rheumatoid Arthritis (RA) – Market Landscape

Market Size

- There are 6.0 million prevalent cases in the US, Japan, and EU5, of which there were 2.9 million in the US alone in 2016[1]
- Incidence increases with age – 8.7 per 100,000 for ages 18-34 vs. 89 per 100,000 for ages 65-74[2]
- In 2016, RA treatment was greater than $19 billion global market and is projected to grow to over $22.5 billion 2025 primarily due to sales of oral JAK inhibitors.[3]
- ~30% of patients do not respond or cannot tolerate anti-TNF or other biologic therapies
- In the US, the anti-TNF refractory population is the fastest growing branded market segment, projected to increase by ~8% annually and potentially higher with the expected market entry and greater availability of anti-TNF biosimilars[3]

1. GlobalData©: Rheumatoid Arthritis Global Forecast 2015-2025 0- January 2017
2. Decision Resources Rheumatoid Arthritis Dec 2015
3. Decision Resources Rheumatoid Arthritis April 2016

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MPC-300-IV: Biologic Refractory Rheumatoid Arthritis (RA) – Market Landscape One third of RA patients do not respond or cannot tolerate current biologic therapies Sustained low disease activity or remission is seen in low numbers of patients who are refractory to anti-TNF agents and are treated with alternative biologic agents2 Biologics are associated with increased incidence of opportunistic infections and malignancies Biologics only target single cytokine pathways even though RA involves multiple signals / pathways Need for disease-modifying therapies that are well tolerated and induce low disease activity or remission in a greater percentage of patients as early as possible in the disease management Decision Resources Rheumatoid Arthritis Dec 2015 Bimbaum, H., Pike, C., Kaufman, R.(2010) Societal cost of rheumatoid arthritis patients in the US. Curr Med Res Opin. Jan;26(1):77-90 | Significant Unmet Need Significant Economic Burden In the US alone, total annual societal costs of RA are estimated at $39.2bn.4

MPC-300-IV for treatment of Chronic Inflammatory Diseases through Immunomodulation MPCs have receptors that respond to inflammatory signals, resulting in release of anti-inflammatory mediators Mesoblast is developing MPC product candidates to target immune mediated diseases where multiple pathways are associated with treatment resistant disease MPCs have to date demonstrated a safe profile in terms of infectious or neoplastic complications Inflammation induces production of immuno-modulatory factors by STRO-1+ Mesenchymal Precursor Cells (MPCs), which regulate multiple immune pathways concurrently | 5

STRO-1+ MPCs are more immunosuppressive than plastic adherent mesenchymal lineage cells



A. Mixed Lymphocyte Culture
B. Mitogen Stimulation
Control
+ STRO-1+ MPC
+ MSC
Percent of maximal response
140%
120%
100%
80%
60%
40%
20%
0%
0.3
0.1
0.03
0.01
MLC : PBMC ratio

- STRO-1 selected MPC elicit approximately 10-fold greater levels of inhibition of T-cell proliferation *in vitro* than MSC from the same donor
- Enhanced potency of STRO-1 selected cells correlated with increased expression of immunomodulatory factors (including IDO and HLA-G)

Nasef *et al.*, Int J Lab Hematol 31: 9 – 19 (2009)

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MPC-300-IV for modulation of Cytokine production by Synoviocytes/Synovial fibroblasts in Rheumatoid Arthritis PGE2 and TGFβ secreted by MPCs following surface signaling in inflamed joint Both act directly on synovial fibroblasts to increase IkappaB and inhibit NFkappaB Secretion of inflammatory cytokines associated with joint pathology reduced | 7

A sheep model of Collagen-Induced Arthritis (CIA)* Aim: to determine the anti-inflammatory effects and dose ranging of ovine MPCs in an ovine model of collagen-induced acute arthritis (CIA) and systemic inflammation Dosed: administered by IV injection: 150 million ovine allogeneic MPC or placebo on day 29 in initial study (n=40) for clinical outcomes, and 25, 75, or 150 million ovine allogeneic MPCs or placebo on day 42 for second study (n=15) to evaluate joint cytokine levels *Thorpe et al. Clinical & Exp. Rheumatology 10: 143 –150 (1992) | 8

Features of CIA and Human RA: Invading Synovial Pannus and Cartilage Erosion Inflammatory Cell Pannus | 9 Normal joint Col II Injected Joint (Day 42) Erosion of Cartilage

| 10 Allogeneic sheep MPCs reduce Synovial Pannus / Inflammatory Cytokines, improve symptoms in CIA Pain on Flexion Joint Swelling Total Clinical Score

MSB-RA001:

Study design

- Phase 2 double-blind, randomized, placebo-controlled, dose-escalating study comparing a single infusion of two MPC doses (1M/kg and 2M/kg) with placebo in patients with active RA
  - *Inadequate response to at least 1 anti-TNF +/- other biologics*
  - *On a stable regimen methotrexate for >4 months +/- DMARDs for >3 months*
  - *+ RF and/or anti-CCP*; $\geq$ 4 swollen/tender joints; ESR or CRP > upper limit of normal*
- 48 patients enrolled at 14 sites in US and Australia**
  - *MPC 1 x 10^6 cells/kg (N=16 active)*
  - *MPC 2 x 10^6 cells/kg (N=16)*
  - *Placebo (N=16)*

*RF=Rheumatoid factor; anti-CCP=Cyclic citrullinated peptide antibody
** ClinicalTrials.gov Identifier: NCT01851070

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Objectives Primary: Evaluate safety and tolerability of a single intravenous MPC infusion in biologic refractory RA patients through a 12-week primary endpoint Secondary: Evaluate clinical efficacy at week 4, 12, 39 and 52 and assess durability of clinical effects and safety through the full 52 week study Pre-specified efficacy endpoints include the American College of Rheumatology (ACR 20/50/70, ACR-N) composite clinical responses, the health assessment questionnaire-disability index (HAQ-DI), and the DAS28 composite measurement of disease activity; analyses were applied to the whole study population and the pre-specified exploratory subgroup based on whether the subjects had previously received 1-2 or >3 biologic agents. | 12 MSB-RA001: Study design

MSB-RA001: Safety conclusions through 39 weeks Infusions were well-tolerated without any acute infusion reactions or adverse events (AEs) reported either during infusion or the 6-h post-infusion monitoring period No treatment related SAEs reported during the 39 week period No discontinuations due to AEs during the 39‑week study period Equivalent rates of AEs across treatment groups The safety profile over 39 weeks was comparable among the placebo and two MPC treatment groups | 13

RA001: Percent Achieving ACR20, 50 and 70 Response over 39 Weeks All Subjects 1-2 Prior Biologics Values are observed n/N (%) at each time point *P values vs. Placebo computed using Fisher exact test | 14

Analysis of ACR-N in all subjects * p-values vs. placebo for difference in Area Under the Curve (AUC) over 39 weeks using t-test on log-transformed geometric mean for ACR-N. Siegel JN, Zhen BG. Arthritis Rheum. 2005 Jun;52(6):1637-41. | 15 * p=0.004 for 2M MPCs/kg vs. placebo through 39 weeks

Analysis of ACR-N in subjects treated with 1-2 prior biologics * p-values vs. placebo for difference in Area Under the Curve (AUC) over 39 weeks using t-test on log-transformed geometric mean for ACR-N; ** p-values vs. placebo for difference in median values at week 39 are from one-way ANOVA on ranks. | 16 ** p=0.0097 for2M/kg vs. placebo at 39 weeks * p=0.012 2M MPCs/kg vs. placebo through 39 weeks p=0.019 1M MPCs/kg vs. placebo through 39 weeks

Health Assessment Questionnaire – Disability Index (HAQ-DI) Least Squares Mean (SE) Change from Baseline at 4 , 12 and 39 Weeks 1. LS Mean= Least squares mean change from baseline from ANCOVA 2. HAQ-DI range is 0 to 3 (higher is worse) 3. *P value vs. Placebo from ANCOVA model using treatment as factor and baseline value as covariate | 17 All Subjects 1-2 Prior Biologics

Health Assessment Questionnaire – Disability Index (HAQ-DI) Percent that reached minimal clinically important reduction of -0.22 at 4, 12 and 39 weeks *P values vs. Placebo computed using Fisher’s exact test (Observed values) | 18 All Subjects 1-2 Prior Biologics

Percent of patients achieving Low Disease Activity Score (DAS28-CRP <3.2) | 19 All Subjects 1-2 Prior Biologics

Summary of Key Efficacy Responses at 3 and 9 Months All Subjects Week 12 Week 39 Placebo 1M/kg 2M/kg Placebo 1M/kg 2M/kg N=16 N=16 N=16 N=16 N=16 N=16 ACR20 50% 47% 53% 36% 69% 57% ACR50 19% 27% 40% 14% 31% 21% ACR70 0% 20% 27%* 0% 23% 21% ACR-N median 20% 11% 28% 9% 27% 27% ACR-N mean Area Under Curve (AUC) 204.7 602.6 1476.3* 1952.4 3033.4 8326.4* HAQ-DI <-0.22 38% 53% 93%* 46% 75% 64% HAQ-DI (LS mean change from baseline) -0.2 -0.3 -0.5* -0.1 -0.5 -0.5* DAS28-CRP (LS mean change from baseline) -1.4 -1.3 -2.0 -1.8 -1.9 -2.4 DAS28-CRP <3.2 19% 27% 36% 29% 54% 50% | 20 * p<0.05 with p-values vs. placebo from Fisher’s exact test for frequencies, from ANCOVA model using treatment as factor and baseline value as covariate for mean change, from one-way ANOVA on ranks for median ACR-N, and from t-test on log-transformed geometric mean for ACR-N AUC.

Week 12 Week 39 Placebo 1M/kg 2M/kg Placebo 1M/kg 2M/kg N=9 N=10 N=11 N=9 N=10 N=11 ACR20 33% 60% 55% 22% 67% 60% ACR50 11% 30% 55% 0% 33% 30% ACR70 0% 20% 36% 0% 22% 30% ACR-N median 13% 28% 50% 6% 43% 48% * ACR-N mean Area Under Curve (AUC) -393.0 1629.8 1713.8 -1567.0 7786.6* 10102.9* HAQ-DI <-0.22 33% 60% 91%* 44% 67% 70% HAQ-DI (LS mean change from baseline) -0.1 -0.4 -0.6 -0.1 -0.4 -0.6* DAS28-CRP (LS mean change from baseline) -1.1 -1.8 -2.4 -1.8 -2.0 -2.8 DAS28-CRP <3.2 22% 30% 40% 33% 56% 67% | 21 Summary of Key Efficacy Responses at 3 and 9 Months for Subgroup with Prior Use of 1-2 Biologics * p<0.05 with p-values vs. placebo from Fisher’s exact test for frequencies, from ANCOVA model using treatment as factor and baseline value as covariate for mean change, from one-way ANOVA on ranks for median ACR-N, and from t-test on log-transformed geometric mean for ACR-N AUC.

MPC-300-IV: Phase 2 Trial Results Update The Phase 2 trial of Mesoblast’s allogeneic product candidate, MPC-300-IV, in biologic refractory rheumatoid arthritis will complete when all patients have been followed for 52 weeks A single intravenous MPC infusion in biologic refractory RA patients was without serious adverse events over 39 weeks, and resulted in dose-related improvements in clinical symptoms, function, and disease activity The 2 million MPC/kg dose showed the earliest and most sustained treatment benefit The clinical responses in this Phase 2 trial, together with the safety profile, position MPC-300-IV to become an early treatment option in RA patients who are resistant to or intolerant of anti-TNF or other biologic agents | 21 Given the serious nature of anti-TNF resistant RA, we believe that MPC-300-IV is well-positioned to be developed as a regenerative advanced therapy to target this major unmet medical need.

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